Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193086

Prospectus Supplement No. 2
(to Prospectus dated January 7, 2014)

2,172,405 Shares

PROFIRE ENERGY, INC.
Common Stock

This prospectus supplement supplements the prospectus, dated January 7, 2014 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-193086).  This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2014 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the sale or other disposition from time to time of up to 2,172,405 shares of our common stock, which are held by the selling stockholders named in the Prospectus. The shares of common stock covered by the Prospectus and this prospectus supplement were previously issued by us in a private placement. We are not selling any common stock under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares by the selling stockholders.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is quoted on the OTCQB and the OTCBB under the symbol “PFIE”.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 9 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 12, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 6, 2014

PROFIRE ENERGY, INC.
(Exact name of registrant as specified in its charter)

Nevada	000-52376	20-0019425
(State or other jurisdiction of incorporation)	Commission File Number)	(IRS Employer Identification No.)

321 South 1250 West, Suite 1, Lindon, Utah
(Address of principal executive offices)

84042
(Zip code)

(801) 796-5127
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.05	Amendments to the Registrant’s Code of Ethics or Waiver of a Provision of the Code of Ethics.

On February 6, 2014, the Board of Directors of Profire Energy, Inc. (the “Company”) adopted a new Corporate Code of Ethics and Business Conduct (the “Code”) which applies to all directors, officers, and employees. The Company adopted a new Code to provide a more comprehensive Code, including to address issues relating to the reporting of violations, enforcement of the Code, waivers of the Code and policies relating to retaliation against anybody who reports violations of the Code.

The newly adopted Code of Ethics and Business Conduct is filed as Exhibit 14.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 5.07	Submission of Matters to Vote of Security Holders.

The Company held its annual Shareholder Meeting (the “Meeting”) on February 6, 2014 in Lindon, Utah. Of the 47,742,380 total shares of common stock of the Company that were issued and outstanding on December 20, 2013, the record date for the Meeting, 42,243,247 shares, constituting 88.48% of the total outstanding shares, were represented in person or by proxy at the Meeting.

The matters voted on and the results of the votes were as follows:

1. The shareholders elected seven directors to the Company’s board of directors for the ensuing year and until their successors are elected and qualified. The votes regarding this proposal were as follows:

Nominee	FOR	WITHHOLD
Brenton W. Hatch	39,874,491	15,000
Harold Albert	39,874,491	15,000
Andrew W. Limpert	39,874,191	15,300
Daren J. Shaw	39,874,391	15,100
Ronald R. Spoehel	39,874,491	15,000
Arlen B. Crouch	39,874,191	15,300
Stephen E. Pirnat	39,889,491	-

2. The shareholders ratified the selection of Sadler, Gibb & Associates, LLC as the Company’s independent registered public accounting firm for the 2014 fiscal year. The votes regarding this proposal were as followed:

Auditor	FOR	WITHHOLD	ABSTAIN
Sadler, Gibb & Associates	42,233,394	100	9,753

Item 9.01	Financial Statements and Exhibits.
Exhibit No.	Description
14.1	Corporate Code of Ethics and Business Conduct

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIRE ENERGY, INC.

Date: February 12, 2014	By:	/s/ Brenton W. Hatch
Brenton W. Hatch
Chief Executive Officer

3

EXHIBIT INDEX
Exhibit No.	Description
14.1	Corporate Code of Ethics and Business Conduct

4

EXHIBIT 14.1

Profire Energy, Inc. Code of Ethics and Business Conduct

1.	Introduction.

1.1  The Board of Directors of Profire Energy, Inc. (together with its subsidiaries, the “Company”) has adopted this Code of Ethics and Business Conduct (the “Code”) in order to:

(a)  promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

(b)  promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

(c)  promote compliance with applicable governmental laws, rules and regulations;

(d)  promote the protection of Company assets, including corporate opportunities and confidential information;

(e)  promote fair dealing practices;

(f)  deter wrongdoing; and

(g)  ensure accountability for adherence to the Code.

1.2  All directors, officers and employees are required to be familiar with the Code, comply with its provisions and report any suspected violations as described below in Section 6 Reporting and Enforcement.

2.	Honest and Ethical Conduct.

2.1  The Company's policy is to promote high standards of integrity by conducting its affairs honestly and ethically.

2.2  Each director, officer and employee must act with integrity and observe the highest ethical standards of business conduct in his or her dealings with the Company's customers, suppliers, partners, service providers, competitors, employees and anyone else with whom he or she has contact in the course of performing his or her job.

3.	Conflicts of Interest.

3.1  A conflict of interest occurs when an individual's private interest (or the interest of a member of his or her family) interferes, or even appears to interfere, with the interests of the Company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family) takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family) receives improper personal benefits as a result of his or her position in the Company.

3.2  Loans by the Company to, or guarantees by the Company of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of obligations of, any director or executive officer are expressly prohibited, provided, that advances paid to any director or executive officer for any business expense that otherwise would be subject to reimbursement in the ordinary course of business pursuant to the Company’s expense reimbursement policy then in effect shall not be deemed to be a prohibited loan.

3.3  Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest should be avoided unless specifically authorized as described in Section 3.4.

3.4      Persons other than directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior authorization or approval from, their immediate supervisor or from the person currently designated as the Company’s chief compliance officer (the “Compliance Officer”). If at any time the Company has not designated a person to serve as the chief compliance officer, the controller of the Company will be the Compliance Officer for the purposes of this Code. A supervisor may not authorize or approve conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first providing the Compliance Officer with a written description of the activity and seeking the Compliance Officer’s written approval. If the supervisor is himself involved in the potential or actual conflict, the matter should instead be discussed directly with the Compliance Officer.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee.

4.	Compliance.

4.1  Employees, officers and directors should comply, both in letter and spirit, with all applicable laws, rules and regulations in the cities, states and countries in which the Company operates.

4.2  Although not all employees, officers and directors are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to the Compliance Officer.

4.3  All directors, officers or employees must only trade in the shares of the Company in strict compliance with applicable securities laws. They must make themselves aware of matters pertaining to “insider” trading and the use of non-public information and comply fully with the Company’s Statement of Company Policy Regarding Insider Trading, as such policy may be amended from time to time.

4.4  The Company and its directors, officers and employees must also comply with the applicable requirements of the United States Foreign Corrupt Practices Act (“FCPA”), which prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. Making illegal payments to government officials of any country is strictly prohibited. The U.S. government also has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government as a gift, favor or other gratuity in violation of these rules would not only violate the Company’s policy, but could also be a criminal offence. Questions and/or requests for interpretations should be reviewed and all actions pre-approved by our Compliance Officer or legal counsel responsible for FCPA compliance.

5.	Discloure.

5.1  Each director, executive officer and employee of the Company who participates in preparing the Company's periodic reports and other documents filed with the SEC, including all financial statements and other financial information, must comply with applicable federal securities laws and SEC rules.

5.2  Each officer and employee who contributes in any way to the preparation or verification of the Company's financial statements and other financial information must ensure that the Company's books, records and accounts are accurately maintained. Each director, officer and employee must cooperate fully with the Company's accounting and internal audit departments, as well as the Company's independent public accountants and counsel.

5.3  Each director, officer and employee who is involved in the Company's disclosure process must be familiar with and comply with the Company's disclosure controls and procedures and its internal control over financial reporting.

5.4  Each officer and employee who is involved in the Company's disclosure process must take all necessary steps to ensure that all filings with the SEC and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

6.	Reporting and Enforcement.

6.1  Reporting and Investigation of Violations.

(a)  Actions prohibited by this code involving directors or executive officers must be reported to the Audit Committee.

(b)  Actions prohibited by this code involving any other person must be reported to the Compliance Officer.

(c)  After receiving a report of an alleged prohibited action, the Audit Committee or the Compliance Officer must promptly take all appropriate actions necessary to investigate.

(d)  All directors, officers and employees are expected to cooperate in any internal investigation of misconduct.

6.2  Enforcement.

(a)  The Company must ensure prompt and consistent action against violations of this Code.

(b)  If, after investigating a report of an alleged prohibited action by a director or executive officer, the Audit Committee determines that a violation of this Code has occurred, the Audit Committee will report such determination to the Board of Directors.

(c)  If, after investigating a report of an alleged prohibited action by any other person, the Compliance Officer determines that a violation of this Code has occurred, the Compliance Officer will report such determination to the Chief Executive Officer or to the Board of Directors.

(d)  Upon receipt of a determination that there has been a violation of this Code, the Board of Directors or the Chief Executive Officer will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

6.3  Waivers.

(a)  The Board of Directors, in its discretion, may waive any violation of this code by a director or executive officer. The Chief Executive Officer, in his discretion, may waive any violation of this code by any person who is not a director or executive officer.

(b)      Any waiver for a director or an executive officer shall be disclosed as required by the SEC and the rules of any exchange on which the stock of the Company is listed or other rules to which the Company is subject.

6.4  Prohibition on Retaliation.

The Company does not tolerate acts of retaliation against any director, officer or employee who makes a good faith report of known or suspected acts of misconduct or other violations of this Code. To the extent applicable, all directors, officers and employees shall comply fully with any Policy Regarding Accounting and Auditing Matters adopted by the Board or the Audit Committee, as such policy may be amended from time to time.